Exhibit 99.1

Reed Elsevier Interim Results 2008 1

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
31 July 2008

REED ELSEVIER 2008 INTERIM RESULTS

HIGHLIGHTS

•	Strong business momentum and financial performance

•	Restructuring programme on track to deliver further margin improvement

•	Sale of Harcourt Education fully completed; net proceeds of £2.0bn/€2.7bn returned to shareholders

•	Divestment of Reed Business Information in progress

•	Agreed £2.1bn/€2.7bn acquisition of ChoicePoint, Inc. expected to close in H2

Reed Elsevier's Chief Executive Officer, Sir Crispin Davis, commented:

"We have seen a strong performance across our businesses in the first half despite a more challenging economic backdrop and we remain on track to deliver on our goals this year of good revenue growth, meaningful margin improvement and accelerated earnings growth.

We have made good progress in implementing our plans announced in February to accelerate growth: the planned divestment of Reed Business Information is progressing and we are seeing strong buyer interest in the business; the agreed £2.1bn/€2.7bn acquisition of ChoicePoint, Inc. in the fast growing risk information and analytics markets is moving through US regulatory review and is expected to complete in the second half; our major restructuring programme to deliver £245m/€310m of cost savings over the next four years is on track with the initial targeted £15m/€19m of savings to be delivered this year.

Whilst the professional markets we serve are not immune to economic cycle effects, they are more resilient than most. This, together with the changes we are making in the business and the growing demand for our online information and workflow solutions with the customer productivity they provide, gives us confidence in the outlook.”

GOOD BUSINESS MOMENTUM AND FINANCIAL PERFORMANCE

Adjusted Figures

Continuing Operations (Elsevier, LexisNexis, Reed Exhibitions)

•	Underlying revenue growth +6%, driven by strong growth in online information and workflow solutions; total revenues of £1,970m/€2,541m, up 10%/down 4% respectively in sterling and euros, and up 5% at constant currencies.

•	Adjusted operating margin +180 basis points (underlying +140 basis points), from good revenue growth and ongoing cost initiatives.

•	Underlying adjusted operating profit growth +11%, before amortisation of acquired intangible assets, exceptional restructuring and acquisition integration costs; total adjusted operating profits of £557m/€718m, up 17% and 2% respectively in sterling and euros, and up 12% at constant currencies.

•	Strong cash flow with 94% of adjusted operating profits converted into cash.

•	Movements in average first half exchange rates against the prior first half favourably affect growth rates on translation of results expressed in sterling and adversely affect growth rates expressed in euros.

Reed Elsevier Interim Results 2008 2

Total Operations (including Harcourt Education, Reed Business Information)

•	Adjusted earnings per share +35% at constant currencies; at reported rates up 42% to 20.3p for Reed Elsevier PLC and up 25% to €0.40 for Reed Elsevier NV.

•	First half adjusted earnings per share benefit from the effects of Harcourt Education sale: no seasonal first half losses in 2008 and impact of 13.4% share consolidation on return of net proceeds to shareholders. Positive effect largely reverses in second half when the full year profits of Harcourt Education would have been reported.

•	Reed Elsevier PLC interim dividend up 18% to 5.3p; equalised Reed Elsevier NV interim dividend unchanged at €0.114 (difference in growth rates reflects movement in euro:sterling exchange rate since last interim declaration date).

Reported Figures

•	Reported operating profits for the continuing businesses, after amortisation of acquired intangibles and exceptional restructuring and acquisition integration costs, increased by 8% to £401m/down 6% to €517m.

•	Reported earnings per share, including discontinued operations and disposal gains, up 13% to 14.1p/down 7% to €0.28.

Reed Elsevier combined businesses	£						€				%
	Six months ended 30 June						Six months ended 30 June

											Change at
	2008		2007		Change		2008	2007	Change		constant
Continuing operations	£m		£m		%		€m	€m	%		currencies

Revenue	1,970		1,790		+10%		2,541	2,649	-4%		+5%

Reported operating profit	401		371		+8%		517	549	-6%		+3%
Adjusted operating profit	557		475		+17%		718	703	+2%		+12%

Adjusted operating margin	28.3%		26.5%		+1.8	pts	28.3%	26.5%	+1.8	pts
Adjusted operating cash flow	523		426		+23%		675	630	+7%		+16%

Parent companies	Reed Elsevier PLC						Reed Elsevier NV
	Six months ended 30 June						Six months ended 30 June				Change at
											constant
Continuing and discontinued					Change				Change		currencies
operations	2008		2007		%		2008	2007	%		%

Reported earnings per share	14.1	p	12.5	p	+13%		€0.28	€0.30	-7%
Adjusted earnings per share	20.3	p	14.3	p	+42%		€0.40	€0.32	+ 25%		+35%
Dividend per share	5.3	p	4.5	p	+18%		€0.114	€0.114	–

The results of the Reed Business Information and Harcourt Education divisions are presented as discontinued operations and are excluded from revenue, reported and adjusted operating profit, adjusted operating margin and adjusted operating cash flow.

Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets, exceptional restructuring and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Adjustments made to reported operating profit from continuing operations are amortisation of acquired intangible assets (£105m/€135m; 2007 £95m/€141m), exceptional restructuring and acquisition integration costs (£45m/€58m; 2007 £5m/€7m) and reclassification of tax in joint ventures (£6m/€8m; 2007 £4m/€6m). Reconciliations between the reported and adjusted figures are provided in note 6 to the combined financial information and note 1 to the summary financial information of the respective parent companies.

ENQUIRIES:	Sybella Stanley (Investors)	Patrick Kerr (Media)
	+ 44 20 7166 5630	+ 44 20 7166 5646

Reed Elsevier Interim Results 2008 3

GOOD PROGRESS AGAINST PLAN TO ACCELERATE GROWTH

Sale of Harcourt Education completed and return of net proceeds to shareholders

•	Sale of Harcourt Assessment business closed in January 2008, completing divestment of Harcourt Education division.

•	£2.0bn/€2.7bn net proceeds distributed to shareholders on 18 January 2008, accompanied by consolidation of share capital.

•	Significant step for Reed Elsevier towards more consistent, cohesive and synergistic business; return to shareholders of net proceeds maintains capital efficiency.

Divestment of Reed Business Information in progress

•	Preparatory phase completed: vendor due diligence reports prepared; staple financing package to be made available to buyers arranged; Information Memorandum sent to potential bidders.

•	Strong interest from potential buyers; targeted completion of divestment in the second half.

•	Divestment of RBI is a further major step in Reed Elsevier’s portfolio development reducing exposure to advertising revenues which fit less well with the subscription-based information and workflow solutions focus of Reed Elsevier’s strategy.

Agreed £2.1bn/€2.7bn acquisition of ChoicePoint, Inc. expected to close in H2

•	Announced agreement in February 2008; transaction approved by ChoicePoint shareholders in April; regulatory review in process; expected to complete in second half.

•	First half results announced by ChoicePoint on 24 July – on expectations: Insurance business (85% of H1 continuing operating income) performing strongly (H1 underlying revenue growth of 11%); Screening & Authentication business (14% of continuing operating income) stabilising.

•	Integration planning well advanced; cost synergy expectations on track.

•	Combination of ChoicePoint and very successful LexisNexis Risk Information and Analytics Group (“RIAG”) creates for Reed Elsevier a position as a world leading provider of risk information and analytics by adding a major presence in the insurance segment and complementary products and new capabilities in the screening, authentication and public records areas.

Restructuring programme on track to deliver the targeted margin improvement

•	Significant progress made: data centres being consolidated; global procurement organisation established; real estate consolidation and global facilities management in place; further outsourcing and offshoring of production, development engineering, content management and data fabrication, and information systems engineering and support; consolidation in management organisation, operations, customer service and product development.

•	Targeted £15m/€19m incremental savings in 2008 on track; targeted cumulative savings of £245m/€310m by 2011 on track, delivering accelerated margin improvement.

•	Total exceptional restructuring costs expected to be £140m/€180m as planned, most of which will be incurred in 2008; £39m/€50m charged in first half.

•	Major restructuring programme capitalises on opportunities from the reshaping of the portfolio and good progress on earlier cost initiatives. Targeted annual savings are over and above normal expected annual margin improvement and additional investment.

Reed Elsevier Interim Results 2008 4

Operating and financial review

	£			€			%
	Six months ended 30 June			Six months ended 30 June

							Change at
	2008	2007	Change	2008	2007	Change	constant
	£m	£m	%	€m	€m	%	currencies

CONTINUING OPERATIONS
Revenue
Elsevier	771	711	+8%	995	1,052	-5%	+3%
LexisNexis	822	764	+8%	1,060	1,131	-6%	+6%
Reed Exhibitions	377	315	+20%	486	466	+4%	+9%

Total	1,970	1,790	+10%	2,541	2,649	-4%	+5%

Adjusted operating profit
Elsevier	236	201	+17%	304	298	+2%	+12%
LexisNexis	194	176	+10%	250	260	-4%	+9%
Reed Exhibitions	128	100	+28%	165	148	+11%	+16%
Unallocated items	(1)	(2)		(1)	(3)

Total	557	475	+17%	718	703	+2%	+12%

DISCONTINUED OPERATIONS
Revenue
Reed Business Information	484	445	+9%	624	659	-5%	+3%
Harcourt Education	12	322		16	477

Total	496	767		640	1,136

Adjusted operating profit
Reed Business Information	62	55	+13%	80	81	-1%	+7%
Harcourt Education	–	(12)		–	(18)

Total	62	43		80	63

Adjusted figures and constant currency growth rates are used by Reed Elsevier as additional performance measures. Adjusted operating profit is stated before the amortisation of acquired intangible assets, and exceptional restructuring and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate to the major restructuring programme announced in February 2008. Constant currency growth rates are based on 2007 full year average and hedge exchange rates.

Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, excluding acquisitions and disposals. The reported operating profit figures are set out in note 2 to the combined financial information and reconciled to the adjusted figures in note 6.

The sale of Harcourt Assessment closed in January 2008, completing the divestment of the Harcourt Education division most of which took place in 2007. No contribution to adjusted operating profit was made by Harcourt Education in 2008.

FORWARD LOOKING STATEMENTS
This Interim Statement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’ and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of our products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and the failure to obtain regulatory approval for the acquisition of ChoicePoint, Inc.

Reed Elsevier Interim Results 2008 5

Operating and financial review

Elsevier

	£				€				%
	Six months ended 30 June				Six months ended 30 June

									Change
	2008	2007	Change		2008	2007	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
Science & Technology	413	390	+6%		533	577	-8%		+1%
Health Sciences	358	321	+12%		462	475	-3%		+7%

	771	711	+8%		995	1,052	-5%		+3%

Adjusted operating profit	236	201	+17%		304	298	+2%		+12%
Adjusted operating margin	30.6%	28.3%	+2.3	pts	30.6%	28.3%	+2.3	pts	+2.5	pts

Elsevier has had a successful first half, with good underlying revenue growth and margin improvement.

Revenues and adjusted operating profits were up 5% and 10% respectively at constant currencies before acquisitions and disposals. After portfolio effects, most notably last year’s sale of the MDL software business, revenues were up 3% and adjusted operating profits up 12% at constant currencies. The overall adjusted operating margin improved by 2.3 percentage points, or 1.5 percentage points underlying, driven by revenue growth and cost efficiency most particularly in production.

The Science & Technology business saw revenue growth of 1% at constant currencies after disposals. Underlying revenue growth was 6% reflecting the increasing revenue momentum from investment in new content, the widening of distribution through greater marketing and sales focus on targeted market segments, and new product development. ScienceDirect and journal subscription renewals are on track for another record year (the 2007 renewal rate was 97%) and online usage continues to grow at over 20%. The Scopus abstract and indexing database is showing strong growth and the first half saw significant expansion of the e-book programme. Significant work continues in developing the solutions product pipeline focusing on content integration and inter-operability to deliver contextualised answers instead of documents.

In Health Sciences, revenue growth was 7% at constant currencies, including acquisitions, or 4% underlying held back by weakness in the pharma advertising market. As in previous years, the second half is expected to be stronger reflecting the seasonal weighting of the publishing programme. The Clinical Solutions business performed well with new publishing and strong demand for workflow solutions that integrate content and predictive analytical algorithms to meet the needs of practitioners. The Nursing and Health Professionals segment also saw good growth in online product revenue and usage. During the first half Health Sciences continued to invest in its e-Health growth strategy, focusing on migration of print to online information and on solution product development in clinical decision support, education and pharma business intelligence. The acquisition in March of Windhover Information Inc added business intelligence content and capabilities in pharma drug pipeline management.

The second half should see good underlying revenue growth with growing online sales and a strong publishing programme, and good margin development with ongoing cost efficiency.

Reed Elsevier Interim Results 2008 6

Operating and financial review

LexisNexis

	£				€				%
	Six months ended 30 June				Six months ended 30 June

									Change
	2008	2007	Change		2008	2007	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
United States	571	544	+5%		736	805	-9%		+5%
International	251	220	+14%		324	326	-1%		+7%

	822	764	+8%		1,060	1,131	-6%		+6%

Adjusted operating profit	194	176	+10%		250	260	-4%		+9%
Adjusted operating margin	23.6%	23.0%	+0.6	pts	23.6%	23.0%	+ 0.6	pts	+0.7	pts

LexisNexis has had a solid start to the year with good growth in online information solutions in the US and internationally and a particularly strong performance in risk information and analytics markets.

Revenues and adjusted operating profits increased by 6% and 9% respectively at constant currencies, or 5% and 9% before acquisitions. The underlying revenue growth is a little behind the prior year growth rate reflecting the economic environment although the second half should see faster growth through new solutions product sales. The overall adjusted operating margin improved by 0.6 percentage point, or 0.9 percentage point underlying before lower margin acquisitions which are in development phase. Further margin improvement is expected in the second half reflecting the timing of investment and benefit from cost actions taken, including consolidation of the US organisation and outsourcing of production and development engineering activities.

LexisNexis US revenues were 5% ahead at constant currencies, or 4% underlying before acquisitions. In US legal markets, strong growth in large law firms, litigation services and practice management was tempered by year on year publication phasing and continued low growth in corporate and government markets other than risk. The risk information and analytics group saw double digit revenue growth driven by a strong performance in the collections sector and in government. LexisNexis US made good progress in the realignment of its organisation to support the Total Solutions strategy. Management responsibilities have been consolidated across US Legal and Corporate and Public Markets other than Risk. The transformation of the sales organisation through the integration of sales forces, an upgrade in capabilities and the deployment of solution selling methodologies, tools and processes is now implemented in the large law firm segment and is in progress in small law, corporate and government. Repositioning of the brand to support the Solutions strategy is underway together with further upgrading and consolidation of the marketing organisation. Significant product enhancements have been launched to improve usability and functionality, and new content and workflow solutions have been introduced. Work is also underway to significantly enhance the productivity of US legal research with modernised technology and advanced functionality to provide much more powerful contextual solutions for customers and at greater speed.

The LexisNexis International business outside the US saw revenue growth of 7% at constant currencies, or 6% underlying, driven by the growing penetration of its online information services across its markets and new publishing. Good growth was seen in the UK, France, Southern Africa and Asia. The business has continued to expand its workflow solutions offerings and its geographical presence, particularly in Asia, through organic development and selective acquisition, including a leading legal publisher in India. In April the Latin American business was sold as it did not offer sufficiently attractive strategic and financial returns.

The second half should see good revenue growth for LexisNexis, building on the growing demand for online solutions and phasing of new product initiatives. Whilst legal markets are not immune to the slowdown in the US and internationally, there is good momentum in online information and solutions that enhance customer productivity. Further margin development in the second half is expected from the revenue growth and ongoing cost initiatives.

Reed Elsevier Interim Results 2008 7

Operating and financial review

Reed Exhibitions

	£				€				%
	Six months ended 30 June				Six months ended 30 June

									Change
	2008	2007	Change		2008	2007	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue	377	315	+20%		486	466	+4%		+9%

Adjusted operating profit	128	100	+28%		165	148	+11%		+16%
Adjusted operating margin	34.0%	31.7%	+2.3	pts	34.0%	31.7%	+2.3	pts	+1.8	pts

Reed Exhibitions has performed well in the first half, with successful major shows and the net cycling in of biennial exhibitions.

Revenues and adjusted operating profits were up 9% and 16% respectively at constant currencies, or 11% and 19% excluding acquisitions and disposals. The strong growth was driven by good performances in annual shows and new launches together with the cycling in of non-annual shows. Excluding cycling and other first half/second half timing effects, underlying revenue growth was 5%. The overall adjusted operating margin improved 2.3 percentage points, largely due to the effect of the significant net cycling in at the show contribution level. The adjusted operating margin in the first half is higher than for the year as a whole due to the seasonality of revenues (2007 full year adjusted operating margin was 24%).

Strong growth was seen across most of the show portfolio with particular success at the PGA Merchandise golf equipment show, the ISC West security show, the National Hardware show and the JCK jewellery show in the US; the SITL transport and logistics show and the Interclima Interconfort heating/cooling systems show in Paris; the Mipim international property show in Cannes; and the London Book Fair. The severe downturn in the Spanish residential property market did however significantly reduce the size of the SIMA residential property show in Madrid. The most significant non-annual show cycling in was the Mostra Convegno Expocomfort show in Milan. In Japan, M-Tech and other technology shows performed particularly strongly. The Brazilian joint venture established last year is developing strongly and the growth experienced in the Salao de Automovel exhibition was amongst the highest in the portfolio.

During the first half Reed Exhibitions launched fourteen new shows including the very successful Photovoltaic Power Generation event in Tokyo and acquired six others, expanding its footprint in the Middle East, Russia, India and China. The sale of the defence sector shows was completed in May 2008. This will exaggerate the year on year impact of show cycling in 2009 and beyond with no ‘odd’ year DSEi show to balance the ‘even’ year benefit of Mostra Convegno and other biennial shows.

The exhibitions business has performed well given the uncertain economic environment. Whilst the exhibition business is affected by economic cycles, the importance of the individual shows to the industries they serve, the late-cycle nature of the business and the broad sector and geographic spread have historically provided some resilience. With the majority of exhibition revenue in the first half, and good visibility on exhibitor demand for the second half, the outlook for the year remains good.

Reed Elsevier Interim Results 2008 8

Operating and financial review

Discontinued operations – Reed Business Information

	£				€				%
	Six months ended 30 June				Six months ended 30 June

									Change
	2008	2007	Change		2008	2007	Change		at constant
	£m	£m	%		€m	€m	%		currencies
Revenue
UK	153	144	+6%		197	213	-8%		+6%
US	139	140	-1%		179	208	-14%		-1%
NL	100	88	+14%		129	130	-1%		-2%
International	92	73	+26%		119	108	+10%		+10%

	484	445	+9%		624	659	-5%		+3%

Adjusted operating profit	62	55	+13%		80	81	-1%		+7%
Adjusted operating margin	12.8%	12.3%	+0.5	pts	12.8%	12.3%	+0.5	pts	+0.5	pts

Following announcement in February 2008 of the planned divestment of Reed Business Information, the division is presented as a discontinued operation.

Reed Business Information has performed well in the first half, with rapid growth in online information services more than compensating for print declines. Tight cost management has allowed the business to invest further in online opportunities whilst delivering margin improvement.

Revenue and adjusted operating profits increased by 3% and 7% respectively at constant currencies, or 2% and 6% before acquisitions and disposals. Continued strong growth in online services of 20% more than compensated for a 4% decline in print as the business migrates online. Online revenues now contribute 34% of RBI’s revenues.

In the UK, underlying revenues were up 5% reflecting strong growth in online sales, up 16% and which now represent over 50% of total RBI UK revenue. Totaljobs, the leading UK recruitment site, continued its rapid growth with revenues up 31%. Whilst some weakness has been seen in sectors such as property and technology, overall momentum is encouraging driven by the growing demand for online services which provide quicker and easier access to more comprehensive and searchable data for users and increased marketing effectiveness for advertisers. In addition to organic development, RBI UK has made a number of small acquisitions in the first half to further develop its online services to the energy, aerospace and personnel verticals as well as in horizontal RFQ matching of vendors and buyers.

In the US, RBI underlying revenue was 1% lower, with online revenue growing strongly, up 15%, offset by a 7% decline in print which was exacerbated by the effect on the media group of the film and TV screenwriters’ strike.

The BuyerZone RFQ business, matching vendors and buyers in procurement tendering, continued to grow rapidly and the construction data business had a solid first half with growing traction of its online lead generation services. Advertising revenues grew strongly across community sites, up 19%, with their mix of professional content, community interaction and online tools proving attractive for both users and advertisers.

In the Netherlands, underlying revenue growth was 2%, with online revenues up 19% against a 1% decline in the print business which benefits from a higher proportion of subscription and circulation revenues than in other RBI geographies. Online advertising growth was 33% driven by recruitment and lead generation services. In the International business (rest of Europe and Asia Pacific), underlying revenue growth was 3% with online revenues up 30%, with particularly strong growth from the online directory search business, more than offsetting a 3% decline in print. The first half saw launch activity in Japan and India as well as two small acquisitions to build scale in Spain and France and expand online tendering services.

The outlook for Reed Business Information is positive. Whilst seeing some general uncertainty in markets such as property, retail and construction, RBI is seeing no significant overall shift in market trends with continued strong growth in online services. Given the uncertain economic outlook, RBI remains vigilant to market developments. Continued cost actions are expected to deliver overall margin improvement after additional investment in expanding online services.

Reed Elsevier Interim Results 2008       9

Operating and financial review

Financial review

REED ELSEVIER COMBINED BUSINESSES

Currency
The average exchange rates in the first half saw the euro strengthen 15% against both the US dollar and sterling, with a favourable effect on translation of reported growth rates expressed in sterling and an adverse effect on growth rates expressed in euros.

Income statement
Revenue from continuing operations (ie excluding Reed Business Information (RBI) and Harcourt Education) at £1,970m/€2,541m increased by 10% expressed in sterling and was 4% lower when expressed in euros. At constant exchange rates, revenue was 5% higher, or 6% higher before acquisitions and disposals.

Reported figures
Continuing operations
Reported operating profit from continuing operations, after amortisation of acquired intangible assets, exceptional restructuring and acquisition integration costs, at £401m/€517m, was up 8% in sterling and 6% lower in euros. The movements reflect the strong underlying operating performance less the costs of the restructuring programme, and currency translation effects.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £105m/€135m, up £10m in sterling as a result of recent acquisitions, and down €6m in euros reflecting currency translation effects.

Exceptional costs incurred to date in respect of the restructuring programme announced in February 2008 amounted to £39m/€50m, principally in respect of severance, outsourcing migration costs and associated property costs.

Acquisition integration costs amounted to £6m/€8m (2007: £5m/€7m). Disposals and other non operating items comprise gains on disposals of businesses and investments of £11m/€14m and fair value increases in the portfolio of venture capital investments of £5m/€6m.

The reported profit before tax, including amortisation of acquired intangible assets, exceptional restructuring and acquisition integration costs, and non operating items, at £350m/€451m, was up 14% expressed in sterling and down 1% expressed in euros compared to the 2007 first half.

The reported tax charge of £76m/€98m compares with a charge of £76m/€112m in the prior first half.

Discontinued operations
The reported operating profit of RBI of £47m/€61m was up £6m/€nil on the prior year, principally reflecting the underlying operating performance and the cessation of amortisation of intangible assets following the divestment announcement.

The gain on the disposal of discontinued operations was £56m/€57m, principally on the disposal of Harcourt Assessment (2007: £74m/€113m, on sale of Harcourt Education International businesses), after £27m/€54m of recycled cumulative currency translation losses since the adoption of IFRS previously taken to reserves. Taxes on the disposals were £48m/€62m (2007: £2m/€3m).

Total operations
The reported attributable profit of £309m/€383m compares with a reported attributable profit of £311m/€464m in the first half of 2007, reflecting the strong operating performance, the respective first half disposals of Harcourt Education businesses and currency translation effects.

Adjusted figures
Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of acquired intangible assets, exceptional restructuring and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Exceptional restructuring costs relate to the major restructuring programme announced in February 2008. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2007 full year average and hedge exchange rates.

Continuing operations
Adjusted operating profit for the continuing operations, at £557m/€718m, was up 17% expressed in sterling and up 2% in euros. At constant exchange rates, adjusted operating profits were up 12%, or 11% before acquisitions and disposals.

The net pension expense (excluding the unallocated net pension financing credit) was £21m/€27m (2007: £24m/€36m) reflecting higher discount rates and lower pension curtailment credits. The net pension financing credit was £20m/€26m (2007: £19m/€28m). The charge for share based payments was £18m/€23m (2007: £15m/€22m). Restructuring costs, other than in respect of the exceptional restructuring programme announced

Reed Elsevier Interim Results 2008      10

Operating and financial review

in February and acquisition integration, were £4m/€5m (2007: £5m/€7m).

Overall adjusted operating margin for the continuing businesses was up 1.8 percentage points (1.4 percentage points underlying) at 28.3% reflecting the benefits of good revenue growth and cost efficiency.

Net finance costs, at £67m/€86m, were £3m/€18m lower than in the prior first half reflecting free cash flow less acquisition financing and, when expressed in euros, currency translation effects. The financing costs of share repurchases were offset by the benefit of the Harcourt Education proceeds prior to the return of net proceeds to shareholders.

Adjusted profit before tax from continuing operations was £490m/€632m, up 21% compared to the prior first half expressed in sterling and 6% in euros. At constant exchange rates, adjusted profit before tax grew by 15%.

The effective tax rate on adjusted profit before tax for the continuing businesses, at 23%, was similar to the rate in 2007. The effective tax rate on adjusted profit before tax excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.

The adjusted profit from continuing operations attributable to shareholders of £378m/€487m was up 21% compared to the prior first half expressed in sterling and 5% in euros. At constant exchange rates, adjusted profit attributable to shareholders was up 15% for continuing operations.

Discontinued operations
Adjusted operating profit from discontinued operations was £62m/€80m, up £19m/€17m from the prior first half, reflecting the underlying performance of RBI and the absence of the first half seasonal losses of Harcourt Education.

Total operations
The adjusted profit attributable to shareholders, including discontinued operations, was £421m/€543m, up 24% expressed in sterling and 8% expressed in euros. At constant exchange rates, adjusted profit attributable to shareholders from total operations was up 17%. The effective tax rate on the profit from total operations, at 24%, was similar to the effective rate for 2007.

The adjusted profit before tax for total operations if stated including the adjusted operating profits of discontinued operations would have been £552m/ €712m in the first half, compared to £448m/€662m in the prior first half.

Cash flows and debt
Adjusted operating cash flow from continuing operations was £523m/€675m, up 23% on the prior first half expressed in sterling and up 7% in euros, or up 16% at constant currencies. The rate of conversion of adjusted operating profits into cash flow for continuing businesses in the first half was 94% (2007: 90%). The first half cash flow conversion is somewhat variable reflecting the seasonality of operating cash flows particularly in relation to advance subscription receipts and exhibition deposits, and the timing of capital spend.

Capital expenditure included within adjusted operating cash flow from continuing operations was £56m/€72m (2007: £56m/€83m), including £43m/€55m in respect of capitalised development costs included within intangible assets.

Free cash flow from continuing operations – after interest and taxation – was £376m/€485m, up £125m/€114m on the prior first half, largely due to the stronger operating cash flow performance and the higher taxes paid in the prior first half (reversal of earlier favourable timing).

Dividends paid to shareholders in the first half, relating to the 2007 final dividend, amounted to £298m/€385m (2007: £299m/€443m). The special distribution paid to shareholders in January 2008 from the proceeds of the Harcourt disposal amounted to £2,013m/€2,690m (including £27m/€35m paid to the employee benefit trust). Share repurchases by the parent companies amounted to £39m/€50m. Shares of the parent companies purchased by the employee benefit trust to meet future obligations in respect of share based remuneration amounted to £55m/€71m. Net proceeds from the exercise of share options were £45m/€58m.

Spend on acquisitions in the continuing operations was £125m/€161m, including £22m/€28m in respect of prior year acquisitions. Including deferred consideration payable, an amount of £83m/€105m was capitalised as acquired intangible assets and £34m/€43m as goodwill. Acquisition integration spend in respect of these and other recent acquisitions amounted to £7m/€9m. Exceptional restructuring spend in relation to the restructuring programme announced in February 2008 was £14m/€18m.

Free cash flow from discontinued operations was £34m/€43m. Proceeds from the sale of discontinued operations in the first half were £319m/€430m and taxes paid on completed disposal, were £249m/€321m.

Reed Elsevier Interim Results 2008      11

Operating and financial review

Other non-operating cash out flows of discontinued operations were £100m/€129m relating to acquisition spend, transaction costs and transition costs, including reorganisation and separation.

Net borrowings at 30 June 2008 were £2,579m/ €3,250m, an increase of £2,087m/€2,581m since 31 December 2007, principally reflecting the payment of the special distribution, the 2007 final dividend, share repurchases and acquisition spend, partly offset by the free cash flow from continuing operations, proceeds from the exercise of share options and disposals, and cash flows from discontinued operations. Expressed in sterling, currency translation differences increased net borrowings by £11m, reflecting the impact of the strengthening of the euro over the period on euro denominated net debt. Expressed in euros, currency translation differences decreased net borrowings by €171m, reflecting the strengthening of the euro against predominantly US dollar denominated debt.

Gross borrowings after fair value adjustments at 30 June 2008 amounted to £3,293m/€4,149m, denominated mostly in US dollars. The fair value of related derivative assets was £211m/€265m. Cash balances totalled £503m/€634m. The net pension deficit, i.e. pension obligations less pension assets, at 30 June 2008 was £20m/€25m which compares with a net surplus as at 31 December 2007 of £50m/€68m. The movement principally reflects a decline in asset values since the beginning of the year.

PARENT COMPANIES

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share for total operations were respectively up 42% at 20.3p (2007: 14.3p) and up 25% at €0.40 (2007: €0.32) . At constant rates of exchange, the adjusted earnings per share of both companies increased by 35% over the prior first half.

The first half adjusted earnings per share growth is boosted by the effect of the Harcourt Education sale in that £12m/€18m of seasonal first half losses are not repeated and earnings per share benefits from the 13.4% share consolidation on the return of net proceeds to shareholders in January 2008. This effect will largely reverse in the second half when all the annual operating profits of the Harcourt Education business would have arisen.

The reported earnings per share for Reed Elsevier PLC shareholders was 14.1p (2007: 12.5p) and for Reed Elsevier NV shareholders was €0.28 (2007: €0.30).

From continuing operations, the reported earnings per share for Reed Elsevier PLC was 12.4p (2007: 9.1p) and for Reed Elsevier NV was €0.26 (2007: €0.22).

The equalised interim dividends are 5.3p per share for Reed Elsevier PLC and €0.114 per share for Reed Elsevier NV, 18% higher and unchanged respectively compared with the prior first half. (The difference in growth rates in the equalised dividends reflects the significant strengthening of the euro against sterling since the prior interim dividend declaration date.) Currency considerations aside, the dividend increase reflects the strong first half performance and positive outlook.

On 18 January 2008, the special distribution was paid to shareholders in the equalisation ratio from the estimated net proceeds of the sale of the Harcourt Education division. The distribution was 82.0p per share for Reed Elsevier PLC and €1.767 per share for Reed Elsevier NV and amounted to £2,013m/€2,690m in aggregate.

The special distribution was accompanied by a consolidation of the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares. This represented a 13.4% consolidation of ordinary share capital, being the aggregate special distribution expressed as a percentage of the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC), as at the date of the announcement of the special distribution.

For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be 18 January 2008, being the date on which the special distribution was paid.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties which could affect the combined businesses for the remainder of the financial year remain unchanged from those set out on pages 88 and 89 of the Reed Elsevier Annual Reports and Financial Statements 2007. Risks include: changes in the acceptability of our products services and prices by our customers; the effect of weaker economic conditions; the adverse impact of new technologies and regulations on our products and services; the failure, interruption or breach of our electronic delivery platforms; the circumvention of our proprietary rights over intellectual property; and the failure of third parties to whom we have outsourced.

Reed Elsevier Interim Results 2008      12

Combined financial information

Combined income statement
For the six months ended 30 June 2008

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

3,678	5,370	Revenue – continuing operations	1,970	1,790	2,541	2,649
(1,339)	(1,955)	Cost of sales	(752)	(686)	(970)	(1,015)

2,339	3,415	Gross profit	1,218	1,104	1,571	1,634
(683)	(998)	Selling and distribution costs	(364)	(336)	(469)	(497)
(875)	(1,277)	Administration and other expenses	(465)	(408)	(600)	(605)

781	1,140	Operating profit before joint ventures	389	360	502	532
16	23	Share of results of joint ventures	12	11	15	17

797	1,163	Operating profit – continuing operations	401	371	517	549

43	63	Finance income	25	18	32	26
(182)	(266)	Finance costs	(92)	(88)	(118)	(130)

(139)	(203)	Net finance costs	(67)	(70)	(86)	(104)

62	91	Disposals and other non operating items	16	7	20	10

720	1,051	Profit before tax – continuing operations	350	308	451	455
109	159	Taxation	(76)	(76)	(98)	(112)

829	1,210	Net profit from continuing operations	274	232	353	343
374	503	Net profit from discontinued operations	36	80	31	122

1,203	1,713	Net profit for the period	310	312	384	465

		Attributable to:
1,200	1,709	Parent companies’ shareholders	309	311	383	464
3	4	Minority interests	1	1	1	1

1,203	1,713	Net profit for the period	310	312	384	465

Net profit from discontinued operations is analysed in note 3.

Adjusted profit figures are presented in note 6 as additional performance measures.

Reed Elsevier Interim Results 2008 13

Combined financial information

Combined cash flow statement For the six months ended 30 June 2008

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

		Cash flows from operating activities –
		continuing operations
1,066	1,556	Cash generated from operations	544	466	702	689
26	38	Interest received	29	13	37	19
(174)	(254)	Interest paid	(86)	(68)	(111)	(101)
(212)	(310)	Tax paid	(84)	(120)	(108)	(177)

706	1,030	Net cash from operating activities	403	291	520	430

		Cash flows from investing activities –
		continuing operations
(272)	(397)	Acquisitions	(125)	(206)	(161)	(305)
(52)	(76)	Purchases of property, plant and equipment	(13)	(19)	(17)	(28)
		Expenditure on internally developed
(71)	(104)	intangible assets	(43)	(37)	(55)	(55)
(4)	(6)	Purchase of investments	–	(3)	–	(4)
		Proceeds from disposals of property,
3	5	plant and equipment	1	–	1	–
79	115	Proceeds from other disposals	20	3	26	4
12	18	Dividends received from joint ventures	13	10	17	15

(305)	(445)	Net cash used in investing activities	(147)	(252)	(189)	(373)

		Cash flows from financing activities –
		continuing operations
		Dividends paid to shareholders of the
(416)	(607)	parent companies	(2,284)	(299)	(3,040)	(443)
		(Decrease)/increase in bank loans, overdrafts and
111	163	commercial paper	(11)	293	(14)	433
276	403	Issuance of other loans	73	148	94	219
(311)	(454)	Repayment of other loans	–	(152)	–	(225)
(12)	(18)	Repayment of finance leases	(3)	(5)	(4)	(7)
–	–	Redemption of debt related derivative financial
		instrument	10	–	13	–
177	258	Proceeds on issue of ordinary shares	45	156	58	231
(273)	(399)	Purchase of treasury shares	(94)	(61)	(121)	(90)

(448)	(654)	Net cash (used in)/from financing activities	(2,264)	80	(3,014)	118

1,964	2,750	Net cash from/(used in) discontinued operations	4	(66)	23	(97)

1,917	2,681	(Decrease)/increase in cash and cash equivalents	(2,004)	53	(2,660)	78

		Movement in cash and cash equivalents
519	774	At start of period	2,467	519	3,355	774
1,917	2,681	(Decrease)/increase in cash and cash equivalents	(2,004)	53	(2,660)	78
31	(100)	Exchange translation differences	40	(2)	(61)	(3)

2,467	3,355	At end of period	503	570	634	849

Net cash from discontinued operations is analysed in note 3.

Adjusted operating cash flow figures are presented in note 6 as additional performance measures.

Reed Elsevier Interim Results 2008      14

Combined financial information

Combined balance sheet
As at 30 June 2008

			£		€
As at 31 December			As at 30 June		As at 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

		Non-current assets
2,462	3,348	Goodwill	2,307	2,414	2,907	3,597
2,089	2,841	Intangible assets	1,910	2,106	2,407	3,138
116	158	Investments in joint ventures	126	103	159	154
111	151	Other investments	106	54	133	80
239	325	Property, plant and equipment	168	235	212	350
183	249	Net pension assets	103	317	130	472
141	192	Deferred tax assets	87	82	109	122

5,341	7,264		4,807	5,311	6,057	7,913

		Current assets
271	368	Inventories and pre-publication costs	277	256	349	382
1,148	1,561	Trade and other receivables	761	833	959	1,241
210	286	Derivative financial instruments	255	165	321	246
2,467	3,355	Cash and cash equivalents	503	570	634	849

4,096	5,570		1,796	1,824	2,263	2,718

341	464	Assets held for sale	817	1,585	1,029	2,362

9,778	13,298	Total assets	7,420	8,720	9,349	12,993

		Current liabilities
1,966	2,674	Trade and other payables	1,417	1,508	1,785	2,246
22	30	Derivative financial instruments	33	39	42	58
1,127	1,533	Borrowings	1,185	1,034	1,493	1,541
752	1,023	Taxation	564	395	710	589

3,867	5,260		3,199	2,976	4,030	4,434

		Non-current liabilities
2,002	2,723	Borrowings	2,108	2,141	2,656	3,190
695	945	Deferred tax liabilities	611	780	770	1,162
133	181	Net pension obligations	123	121	155	180
21	28	Provisions	42	23	53	36

2,851	3,877		2,884	3,065	3,634	4,568

84	114	Liabilities associated with assets held for sale	411	319	518	475

6,802	9,251	Total liabilities	6,494	6,360	8,182	9,477

2,976	4,047	Net assets	926	2,360	1,167	3,516

		Capital and reserves
197	268	Combined share capitals	200	194	252	289
2,143	2,914	Combined share premiums	2,267	2,033	2,856	3,029
(619)	(842)	Combined shares held in treasury	(723)	(392)	(911)	(584)
(145)	(170)	Translation reserve	(177)	(176)	(140)	(260)
1,389	1,862	Other combined reserves	(651)	688	(903)	1,023

2,965	4,032	Combined shareholders’ equity	916	2,347	1,154	3,497
11	15	Minority interests	10	13	13	19

2,976	4,047	Total equity	926	2,360	1,167	3,516

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 30 July 2008.

Reed Elsevier Interim Results 2008 15

Combined financial information

Combined statement of recognised income and expense
For the six months ended 30 June 2008

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

1,203	1,713	Net profit for the period	310	312	384	465

		Exchange differences on translation of
(33)	(350)	foreign operations	29	(41)	(106)	(57)
		Actuarial (losses)/gains on defined benefit pension
224	327	schemes	(119)	388	(154)	574
		Fair value movements on available for sale
–	–	investments	(1)	–	(1)	–
3	4	Fair value movements on cash flow hedges	1	12	1	18
(50)	(73)	Tax recognised directly in equity	25	(96)	32	(142)

		Net (expense)/income recognised directly
144	(92)	in equity	(65)	263	(228)	393

		Cumulative exchange differences on disposal of
148	206	foreign operations	27	1	54	(2)
		Cumulative fair value movements on disposal of
(7)	(10)	available for sale investments	–	(1)	–	(1)
(20)	(29)	Transfer to net profit from hedge reserve (net of tax)	(9)	(10)	(12)	(15)

		Total recognised income and expense
1,468	1,788	for the period	263	565	198	840

		Attributable to:
1,465	1,784	Parent companies’ shareholders	262	564	197	839
3	4	Minority interests	1	1	1	1

		Total recognised income and expense
1,468	1,788	for the period	263	565	198	840

Combined reconciliation of shareholders’ equity
For the six months ended 30 June 2008

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

		Total recognised net income attributable to the
1,465	1,784	parent companies’ shareholders	262	564	197	839
(416)	(607)	Dividends declared	(2,284)	(299)	(3,040)	(443)
177	258	Issue of ordinary shares, net of expenses	45	156	58	231
(273)	(399)	Increase in shares held in treasury	(94)	(61)	(121)	(90)
46	67	Increase in share based remuneration reserve	22	21	28	31

		Net (decrease)/increase in combined
999	1,103	shareholders’ equity	(2,049)	381	(2,878)	568
1,966	2,929	Combined shareholders’ equity at start of period	2,965	1,966	4,032	2,929

2,965	4,032	Combined shareholders’ equity at end of period	916	2,347	1,154	3,497

Reed Elsevier Interim Results 2008 16

Notes to the combined financial information

1 Basis of preparation

The Reed Elsevier combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).

The combined financial information, presented in condensed form, has been prepared in accordance with IAS34 – Interim Financial Reporting and the Reed Elsevier accounting policies. The Reed Elsevier accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out in the Reed Elsevier Annual Reports and Financial Statements 2007 on pages 96 to 100. Financial information is presented in both sterling and euros.

The combined financial information for the six months ended 30 June 2008 and the comparative amounts to 30 June 2007 are unaudited but have been reviewed by the auditors. The combined financial information for the year ended 31 December 2007 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2007, which received an unqualified audit report.

2 Segment analysis

Reed Business Information, previously presented within the Reed Business segment, has been classified as a discontinued operation and its results for the period are presented in note 3. Reed Exhibitions, previously presented within the Reed Business segment, is presented as a separate business segment.

Revenue – continuing operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

		Business segment
1,507	2,200	Elsevier	771	711	995	1,052
1,594	2,328	LexisNexis	822	764	1,060	1,131
577	842	Reed Exhibitions	377	315	486	466

3,678	5,370	Total	1,970	1,790	2,541	2,649

		Geographical origin
1,856	2,710	North America	961	905	1,240	1,339
617	901	United Kingdom	289	278	373	411
324	473	The Netherlands	195	175	251	259
598	873	Rest of Europe	366	287	472	425
283	413	Rest of world	159	145	205	215

3,678	5,370	Total	1,970	1,790	2,541	2,649

		Geographical market
1,932	2,821	North America	1,000	950	1,290	1,406
377	550	United Kingdom	162	175	209	259
36	53	The Netherlands	20	17	26	25
749	1,093	Rest of Europe	457	358	589	530
584	853	Rest of world	331	290	427	429

3,678	5,370	Total	1,970	1,790	2,541	2,649

Reed Elsevier Interim Results 2008      17

Notes to the combined financial information

2 Segment analysis continued

Adjusted operating profit – continuing operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

		Business segment
477	696	Elsevier	236	201	304	298
406	593	LexisNexis	194	176	250	260
139	203	Reed Exhibitions	128	100	165	148

1,022	1,492	Subtotal	558	477	719	706
(45)	(66)	Corporate costs	(21)	(21)	(27)	(31)
39	57	Unallocated net pension credit	20	19	26	28

1,016	1,483	Total	557	475	718	703

		Geographical origin
473	690	North America	232	201	299	297
171	250	United Kingdom	87	64	112	95
155	226	The Netherlands	90	92	116	136
157	229	Rest of Europe	112	79	145	117
60	88	Rest of world	36	39	46	58

1,016	1,483	Total	557	475	718	703

Adjusted operating profit figures are presented as additional performance measures. They are stated before the amortisation of acquired intangible assets, exceptional restructuring and acquisition integration costs, and are grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures in note 6. The unallocated net pension credit of £20m/€26m (2007: £19m/€28m) comprises the expected return on pension scheme assets of £108m/€139m (2007: £98m/€145m) less interest on pension scheme liabilities of £88m/€113m (2007: £79m/€117m).

Operating profit – continuing operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

		Business segment
410	598	Elsevier	183	168	236	249
287	419	LexisNexis	116	120	150	178
106	155	Reed Exhibitions	108	85	139	125

803	1,172	Subtotal	407	373	525	552
(45)	(66)	Corporate costs	(26)	(21)	(34)	(31)
39	57	Unallocated net pension credit	20	19	26	28

797	1,163	Total	401	371	517	549

		Geographical origin
334	488	North America	135	133	174	197
146	213	United Kingdom	71	52	92	77
155	226	The Netherlands	82	92	106	136
109	159	Rest of Europe	81	57	104	84
53	77	Rest of world	32	37	41	55

797	1,163	Total	401	371	517	549

Share of post-tax results of joint ventures of £12m/€15m (2007: £11m/€17m) included in operating profit comprises £2m/€2m (2007: £2m/€3m) relating to LexisNexis and £10m/€13m (2007: £9m/€14m) relating to Reed Exhibitions.

Reed Elsevier Interim Results 2008 18

Notes to the combined financial information

3 Discontinued operations

Discontinued operations comprise the results of Reed Business Information (“RBI”), the planned divestment of which was announced in February 2008, and the Harcourt Education division. The disposal of the Harcourt Education International business completed in May and August 2007; the disposal of the Harcourt US K-12 Education business completed in December 2007; and the disposal of the Harcourt Assessment business completed in January 2008.

Net profit from discontinued operations
			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

1,658	2,421	Revenue	496	767	640	1,136
(1,455)	(2,124)	Operating costs	(449)	(748)	(579)	(1,108)

203	297	Operating profit and profit before tax	47	19	61	28
(61)	(89)	Taxation	(19)	(11)	(25)	(16)

142	208	Profit after taxation	28	8	36	12
612	850	Gain on disposals	56	74	57	113
(380)	(555)	Tax on disposals	(48)	(2)	(62)	(3)

374	503	Net profit from discontinued operations	36	80	31	122

Revenue, adjusted operating profit and operating profit from discontinued operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

		Revenue
906	1,323	Reed Business Information	484	445	624	659
752	1,098	Harcourt Education	12	322	16	477

1,658	2,421	Total	496	767	640	1,136

		Adjusted operating profit/(loss)
121	177	Reed Business Information	62	55	80	81
121	177	Harcourt Education	–	(12)	–	(18)

242	354	Total	62	43	80	63

		Operating profit/(loss)
91	133	Reed Business Information	47	41	61	61
112	164	Harcourt Education	–	(22)	–	(33)

203	297	Total	47	19	61	28

Operating profit is stated after amortisation of acquired intangible assets of £4m/€5m (2007: £23m/€34m); exceptional restructuring costs of £7m/€9m (2007: nil); and acquisition integration costs of £4m/€5m (2007: £1m/€1m).

The gain on disposals of discontinued operations in 2008 relates principally to the sale of Harcourt Assessment, which completed in January 2008.

Reed Elsevier Interim Results 2008      19

Notes to the combined financial information

3 Discontinued operations continued

Cash flows from discontinued operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

158	231	Net cash flow from operating activities	37	(122)	48	(180)
1,806	2,519	Net cash flow from investing activities	(33)	56	(25)	83
–	–	Net cash flow from financing activities	–	–	–	–

1,964	2,750	Net movement in cash and cash equivalents	4	(66)	23	(97)

Net cash flow from investing activities includes proceeds on the completed disposals of £319m/€430m (2007: £141m/€209m) and taxes paid on completed disposals of £249m/€321m. Cash and cash equivalents disposed was nil (2007: £6m/€9m).

4 Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale, principally as at 30 June 2008 Reed Business Information, and as at 30 June and 31 December 2007 Harcourt Education, are as follows:

			£		€
As at 31 December			As at 30 June		As at 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

117	160	Goodwill	279	395	352	588
89	121	Intangible assets	223	483	281	720
16	22	Property, plant and equipment	67	37	84	55
54	73	Inventories and pre-publication costs	7	418	9	623
65	88	Trade and other receivables	214	220	270	328
–	–	Deferred tax assets	27	32	33	48

341	464	Total assets held for sale	817	1,585	1,029	2,362

44	60	Trade and other payables	334	165	421	246
40	54	Deferred tax liabilities	77	154	97	229

84	114	Total liabilities associated with assets held for sale	411	319	518	475

5 Combined cash flow statement

Reconciliation of operating profit before joint ventures to cash generated from operations – continuing operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

781	1,140	Operating profit before joint ventures	389	360	502	532
192	280	Amortisation of acquired intangible assets	104	95	134	141
63	92	Amortisation of internally developed intangible assets	34	34	44	50
62	91	Depreciation of property, plant and equipment	31	31	40	46
32	46	Share based remuneration	18	15	23	22

349	509	Total non cash items	187	175	241	259

(64)	(93)	Movement in working capital	(32)	(69)	(41)	(102)

1,066	1,556	Cash generated from operations	544	466	702	689

Reed Elsevier Interim Results 2008 20

Notes to the combined financial information

5 Combined cash flow statement continued

Reconciliation of net borrowings

Year ended					£
31 December					Six months ended 30 June

				Related
		Cash &		derivative
		cash		financial
2007		equivalents	Borrowings	instruments	2008	2007
£m		£m	£m	£m	£m	£m

(2,314)	At start of period	2,467	(3,129)	170	(492)	(2,314)

1,917	(Decrease)/increase in cash and cash equivalents	(2,004)	–	–	(2,004)	53
(64)	Increase in borrowings	–	(59)	–	(59)	(284)
	Redemption of debt related derivative financial
–	instruments	–	–	(10)	(10)	–

1,853	Changes resulting from cash flows	(2,004)	(59)	(10)	(2,073)	(231)

(11)	Inception of finance leases	–	(1)	–	(1)	(4)
(2)	Fair value adjustments	–	(53)	51	(2)	–
(18)	Exchange translation differences	40	(51)	–	(11)	31

(492)	At end of period	503	(3,293)	211	(2,579)	(2,518)

Year ended					€
31 December					Six months ended 30 June

				Related
		Cash &		derivative
		cash		financial
2007		equivalents	Borrowings	instruments	2008	2007
€m		€m	€m	€m	€m	€m

(3,448)	At start of period	3,355	(4,256)	232	(669)	(3,448)
2,681	(Decrease)/increase in cash and cash equivalents	(2,660)	–	–	(2,660)	78
(94)	Increase in borrowings	–	(76)	–	(76)	(420)
	Redemption of debt related derivative financial
–	instruments	–	–	(13)	(13)	–

2,587	Changes resulting from cash flows	(2,660)	(76)	(13)	(2,749)	(342)

(16)	Inception of finance leases	–	(1)	–	(1)	(6)
(3)	Fair value adjustments	–	(68)	66	(2)	–
211	Exchange translation differences	(61)	252	(20)	171	44

(669)	At end of period	634	(4,149)	265	(3,250)	(3,752)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments used to hedge the fair value of fixed rate borrowings.

Reed Elsevier Interim Results 2008 21

Notes to the combined financial information

6 Adjusted figures

Reed Elsevier uses adjusted figures as key performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, exceptional restructuring and acquisition integration costs, disposal gains and losses and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profits are also grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate to the major restructuring programme announced in February 2008. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to exceptional restructuring and acquisition integration costs. Adjusted figures are derived as follows:

Continuing operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

797	1,163	Operating profit – continuing operations	401	371	517	549
		Adjustments:
194	283	Amortisation of acquired intangible assets	105	95	135	141
–	–	Exceptional restructuring costs	39	–	50	–
17	25	Acquisition integration costs	6	5	8	7
8	12	Reclassification of tax in joint ventures	6	4	8	6

1,016	1,483	Adjusted operating profit from continuing operations	557	475	718	703

720	1,051	Profit before tax – continuing operations	350	308	451	455
		Adjustments:
194	283	Amortisation of acquired intangible assets	105	95	135	141
–	–	Exceptional restructuring costs	39	–	50	–
17	25	Acquisition integration costs	6	5	8	7
8	12	Reclassification of tax in joint ventures	6	4	8	6
(62)	(91)	Disposals and other non operating items	(16)	(7)	(20)	(10)

877	1,280	Adjusted profit before tax from continuing operations	490	405	632	599

1,200	1,709	Profit attributable to parent companies’ shareholders	309	311	383	464
(374)	(503)	Net profit from discontinued operations	(36)	(80)	(31)	(122)

		Profit attributable to parent companies’ shareholders –
826	1,206	continuing operations	273	231	352	342
		Adjustments (post tax):
222	324	Amortisation of acquired intangible assets	119	109	153	162
–	–	Exceptional restructuring costs	27	–	35	–
11	16	Acquisition integration costs	4	3	5	4
(289)	(421)	Disposals and other non operating items	(15)	(7)	(19)	(10)
		Deferred tax not expected to crystallise in the
		near term:
		Unrealised exchange differences on long term inter
(21)	(31)	affiliate lending	–	2	–	3
(58)	(85)	Acquired intangible assets	(30)	(29)	(39)	(43)
(15)	(22)	Other	–	3	–	4

		Adjusted profit attributable to parent companies’
676	987	shareholders from continuing operations	378	312	487	462

1,066	1,556	Cash generated from operations	544	466	702	689
12	18	Dividends received from joint ventures	13	10	17	15
(52)	(76)	Purchases of property, plant and equipment	(13)	(19)	(17)	(28)
3	5	Proceeds from disposals of property, plant and equipment	1	–	1	–
(71)	(104)	Expenditure on internally developed intangible assets	(43)	(37)	(55)	(55)
–	–	Payments relating to exceptional restructuring costs	14	–	18	–
16	23	Payments relating to acquisition integration costs	7	6	9	9

		Adjusted operating cash flow from continuing
974	1,422	operations	523	426	675	630

Reed Elsevier Interim Results 2008      22

Notes to the combined financial information

6 Adjusted figures continued

Total operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June

2007	2007		2008	2007	2008	2007
£m	€m		£m	£m	€m	€m

797	1,163	Operating profit – continuing operations	401	371	517	549
203	297	Operating profit – discontinued operations	47	19	61	28

1,000	1,460	Operating profit – total operations	448	390	578	577
		Adjustments:
230	336	Amortisation of acquired intangible assets	109	118	140	175
–	–	Exceptional restructuring costs	46	–	59	–
20	29	Acquisition integration costs	10	6	13	8
8	12	Reclassification of tax in joint ventures	6	4	8	6

1,258	1,837	Adjusted operating profit from total operations	619	518	798	766

720	1,051	Profit before tax – continuing operations	350	308	451	455
203	297	Profit before tax – discontinued operations	47	19	61	28

923	1,348	Profit before tax – total operations	397	327	512	483
		Adjustments:
230	336	Amortisation of acquired intangible assets	109	118	140	175
–	–	Exceptional restructuring costs	46	–	59	–
20	29	Acquisition integration costs	10	6	13	8
8	12	Reclassification of tax in joint ventures	6	4	8	6
(62)	(91)	Disposals and other non operating items	(16)	(7)	(20)	(10)

1,119	1,634	Adjusted profit before tax from total operations	552	448	712	662

		Profit attributable to parent companies’ shareholders
1,200	1,709	– total operations	309	311	383	464
		Adjustments (post tax):
259	378	Amortisation of acquired intangible assets	126	133	163	197
–	–	Exceptional restructuring costs	32	–	41	–
13	19	Acquisition integration costs	8	4	10	5
(521)	(717)	Disposals and other non operating items	(23)	(79)	(14)	(120)
		Deferred tax not expected to crystallise in the near
		term:
		Unrealised exchange differences on long term inter
(21)	(31)	affiliate lending	–	2	–	3
(63)	(92)	Acquired intangible assets	(31)	(34)	(40)	(50)
(15)	(22)	Other	–	3	–	4

		Adjusted profit attributable to parent companies’
852	1,244	shareholders from total operations	421	340	543	503

Reed Elsevier Interim Results 2008 23

Notes to the combined financial information

7 Acquisition of ChoicePoint, Inc.
On 20 February 2008, Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc. to acquire the company for cash. After taking into account ChoicePoint’s net debt as at 31 December 2007 of $0.6bn, the total value of the transaction is $4.1bn.

The merger is subject to customary regulatory approvals and is expected to be completed later in the year. The transaction will be financed initially through committed new bank facilities, to be later refinanced through the issuance of term debt.

8 Exchange translation rates
In preparing the combined financial information the following exchange rates have been applied:

Year ended
31 December 2007			Income statement		Balance sheet

Income	Balance		30 June	30 June	30 June	30 June
statement	sheet		2008	2007	2008	2007

1.46	1.36	Euro to sterling	1.29	1.48	1.26	1.49
2.00	2.00	US dollars to sterling	1.97	1.97	2.00	2.00
1.37	1.47	US dollars to euro	1.53	1.33	1.59	1.34

Reed Elsevier Interim Results 2008 24

Reed Elsevier PLC
Summary financial information

Basis of preparation

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings. The summary financial information, presented in condensed form, has been prepared in accordance with IAS34 – Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier PLC as set out on page 154 of the Reed Elsevier Annual Reports and Financial Statements 2007, which are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.

The summary financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The interim figures for the six months ended 30 June 2008 and the comparative amounts to 30 June 2007 are unaudited but have been reviewed by the auditors. The summary financial information for the year ended 31 December 2007 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2007, which have been filed with the UK Registrar of Companies and received an unqualified audit report.

Consolidated income statement
For the six months ended 30 June 2008

		£
Year ended
31 December		Six months ended 30 June

2007		2008	2007
£m		£m	£m

(1)	Administrative expenses	–	–
(11)	Effect of tax credit equalisation on distributed earnings	(8)	(8)
658	Share of results of joint ventures	169	174

646	Operating profit	161	166
(3)	Finance charges	–	(1)

643	Profit before tax	161	165
(19)	Taxation	(6)	(8)

624	Profit attributable to ordinary shareholders	155	157

Earnings per ordinary share
For the six months ended 30 June 2008

			£
Year ended
31 December			Six months ended 30 June

2007			2008		2007
pence			pence		pence

		Basic earnings per share
33.9	p	From continuing operations of the combined businesses	12.4	p	9.1	p
15.8	p	From discontinued operations of the combined businesses	1.7	p	3.4	p

49.7	p	From total operations of the combined businesses	14.1	p	12.5	p

		Diluted earnings per share
33.5	p	From continuing operations of the combined businesses	12.3	p	9.0	p
15.6	p	From discontinued operations of the combined businesses	1.7	p	3.3	p

49.1	p	From total operations of the combined businesses	14.0	p	12.3	p

Adjusted profit and earnings per share figures are presented in note 1 as additional performance measures.

Reed Elsevier Interim Results 2008      25

Reed Elsevier PLC
Summary financial information

Consolidated cash flow statement
For the six months ended 30 June 2008

		£
Year ended
31 December		Six months ended 30 June

2007		2008	2007
£m		£m	£m

	Cash flows from operating activities
(2)	Cash used by operations	–	–
(3)	Interest received/(paid)	1	1
(16)	Tax paid	(8)	(5)

(21)	Net cash used in operating activities	(7)	(4)

	Cash flows from investing activities
850	Dividends received from joint ventures	–	400

	Cash flows from financing activities
(206)	Equity dividends paid	(1,187)	(149)
92	Proceeds on issue of ordinary shares	25	79
(92)	Purchase of treasury shares	(20)	(14)
(36)	Repayment of loan from joint ventures	–	–
(587)	Decrease/(increase) in net funding balances due from joint ventures	1,189	(312)

(829)	Net cash from/(used in) financing activities	7	(396)

–	Movement in cash and cash equivalents	–	–

Consolidated balance sheet
As at 30 June 2008

		£
As at
31 December		As at 30 June

2007		2008	2007
£m		£m	£m

	Non-current assets
1,584	Investments in joint ventures	501	1,295

1,584	Total assets	501	1,295

	Current liabilities
–	Amounts owed to joint ventures	–	36
–	Payables	2	1
16	Taxation	14	16

16	Total liabilities	16	53

1,568	Net assets	485	1,242

	Capital and reserves
163	Called up share capital	164	163
1,123	Share premium account	1,147	1,110
(302)	Shares held in treasury (including in joint ventures)	(347)	(232)
4	Capital redemption reserve	4	4
(37)	Translation reserve	(7)	(119)
617	Other reserves	(476)	316

1,568	Total equity	485	1,242

Approved by the Board of Directors, 30 July 2008.

Reed Elsevier Interim Results 2008 26

Reed Elsevier PLC
Summary financial information

Consolidated statement of recognised income and expense
For the six months ended 30 June 2008

		£
Year ended
31 December		Six months ended 30 June

2007		2008	2007
£m		£m	£m

624	Profit attributable to ordinary shareholders	155	157
77	Share of joint ventures’ net (expense)/income recognised directly in equity	(34)	138
78	Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	14	1
	Share of joint ventures’ cumulative fair value movements on disposal of available for sale
(4)	investments	–	(1)
(11)	Share of joint ventures’ transfer to net profit from hedge reserve	(5)	(5)

764	Total recognised net income and expense for the period	130	290

Consolidated reconciliation of shareholders’ equity
For the six months ended 30 June 2008

		£
Year ended
31 December		Six months ended 30 June

2007		2008	2007
£m		£m	£m

764	Total recognised net income for the period	130	290
(206)	Equity dividends declared	(1,187)	(149)
92	Issue of ordinary shares, net of expenses	25	79
(130)	Increase in shares held in treasury (including in joint ventures)	(49)	(32)
24	Increase in share based remuneration reserve	12	11
(16)	Equalisation adjustments	(14)	3

528	Net (decrease)/increase in shareholders’ equity	(1,083)	202
1,040	Shareholders’ equity at start of period	1,568	1,040

1,568	Shareholders’ equity at end of period	485	1,242

Reed Elsevier Interim Results 2008 27

Reed Elsevier PLC
Summary financial information

Notes to the summary financial information

1 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 6 to the combined financial information. The adjusted figures are derived as follows:

Earnings per share from total operations of the combined businesses

				£
Year ended 31 December				Six months ended 30 June

Profit
attributable	Basic
to ordinary	earnings per			Profit attributable to		Basic earnings
shareholders	share			ordinary shareholders				per share

2007	2007			2008	2007	2008		2007
£m	pence			£m	£m	pence		pence

624	49.7	p	Reported figures	155	157	14.1	p	12.5	p
11	0.8	p	Effect of tax credit equalisation on distributed earnings	8	8	0.8	p	0.6	p

			Profit attributable to ordinary shareholders based on
			52.9% economic interest in the Reed Elsevier combined
635	50.5	p	businesses	163	165	14.9	p	13.1	p
(184)	(14.6	)p	Share of adjustments in joint ventures	60	15	5.4	p	1.2	p

451	35.9	p	Adjusted figures	223	180	20.3	p	14.3	p

Earnings per share from continuing operations of the combined businesses

				£
Year ended 31 December				Six months ended 30 June

Profit
attributable	Basic
to ordinary	earnings per			Profit attributable to		Basic earnings
shareholders	share			ordinary shareholders				per share

2007	2007			2008	2007	2008		2007
£m	pence			£m	£m	pence		pence

624	49.7	p	Reported figures	155	157	14.1	p	12.5	p
			Share of joint ventures’ net profit from
(198)	(15.8	)p	discontinued operations	(19)	(43)	(1.7	)p	(3.4	)p

			Profit attributable to ordinary shareholders based on
			the continuing operations of the combined
426	33.9	p	businesses	136	114	12.4	p	9.1	p

2 Dividends and share consolidation
On 18 January 2008, the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of £1,041m was recognised when paid.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of 14 51/116p for every 67 existing ordinary shares of 12.5p, being the ratio of the aggregate special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at 12 December 2007, the date of the announcement of the special distribution.

During the six months ended 30 June 2008, the final 2007 dividend of 13.6p per ordinary share was paid, at a cost of £146m (2007: final 2006 dividend 11.8p per ordinary share; £149m). On 30 July 2008 an interim dividend of 5.3p per ordinary share (2007: interim 2007 dividend 4.5p per ordinary share) was declared by the Directors of Reed Elsevier PLC. The 2008 interim dividend will be paid on the ordinary shares on 29 August 2008, with ex-dividend and record dates of 6 August 2008 and 8 August 2008 respectively. The cost of this dividend of £57m (2007: £57m) will be recognised when paid.

Reed Elsevier Interim Results 2008 28

Reed Elsevier PLC
Summary financial information

3 Share capital and treasury shares

Year ended
31 December				Six months ended 30 June

2007				2008	2007

Shares in				Shares in	Shares in
issue net of				issue net of	issue net of
treasury		Shares in	Treasury	treasury	treasury
shares		issue	shares	shares	shares
millions		milions	millions	millions	millions

	Number of ordinary shares
1,249.6	At start of period	1,305.9	(54.6)	1,251.3	1,249.6
–	Share consolidation	(175.4)	7.3	(168.1)	–
18.5	Issue of ordinary shares	5.3	–	5.3	15.9
(15.2)	Share repurchases	–	(3.2)	(3.2)	(2.3)
(1.6)	Net (purchase)/release of shares by employee benefit trust	–	(3.9)	(3.9)	1.7

1,251.3	At end of period	1,135.8	(54.4)	1,081.4	1,264.9

1,256.5	Average number of ordinary shares during the period			1,096.9	1,257.7

4 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £2,864m at 30 June 2008 (31 December 2007: £2,759m).

5 Acquisition of ChoicePoint, Inc.
On 20 February 2008, Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc. to acquire the company for cash. After taking into account ChoicePoint’s net debt as at 31 December 2007 of $0.6bn, the total value of the transaction is $4.1bn.

The merger is subject to customary regulatory approvals and is expected to be completed later in the year. The transaction will be financed initially through committed new bank facilities, to be later refinanced through the issuance of term debt.

Reed Elsevier Interim Results 2008 29

Reed Elsevier NV
Summary financial information

Basis of preparation

The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings. The summary financial information, presented in condensed form, has been prepared in accordance with IAS34 – Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier NV as set out on pages 173 to 174 of the Reed Elsevier Annual Reports and Financial Statements 2007, which are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.

The interim figures for the six months ended 30 June 2008 and the comparative amounts to 30 June 2007 are unaudited but have been reviewed by the auditors. The summary financial information for the year ended 31 December 2007 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2007, which received an unqualified audit report.

Consolidated income statement
For the six months ended 30 June 2008

		€
Year ended
31 December		Six months ended 30 June

2007		2008	2007
€m		€m	€m

(3)	Administrative expenses	(1)	(1)
803	Share of results of joint ventures	164	211

800	Operating profit	163	210
73	Finance income	38	29

873	Profit before tax	201	239
(18)	Taxation	(9)	(7)

855	Profit attributable to ordinary shareholders	192	232

Earnings per ordinary share
For the six months ended 30 June 2008

		€
Year ended
31 December		Six months ended 30 June

2007		2008	2007
€		€	€
	Basic earnings per share

€0.78	From continuing operations of the combined businesses	€0.26	€0.22
€0.32	From discontinued operations of the combined businesses	€0.02	€0.08

€1.10	From total operations of the combined businesses	€0.28	€0.30

	Diluted earnings per share
€0.77	From continuing operations of the combined businesses	€0.26	€0.22
€0.32	From discontinued operations of the combined businesses	€0.02	€0.07

€1.09	From total operations of the combined businesses	€0.28	€0.29

Adjusted profit and earnings per share figures are presented in note 1 as additional performance measures.

Reed Elsevier Interim Results 2008     30

Reed Elsevier NV
Summary financial information

Consolidated cash flow statement
For the six months ended 30 June 2008

		€
Year ended
31 December		Six months ended 30 June

2007		2008	2007
€m		€m	€m

	Cash flows from operating activities
(2)	Cash used by operations	–	(1)
71	Interest received	39	28
(18)	Tax paid	(3)	(1)

51	Net cash from operating activities	36	26

	Cash flows from investing activities
1,410	Dividends received from joint ventures	1,200	750

	Cash flows from financing activities
(310)	Equity dividends paid	(1,497)	(225)
124	Proceeds on issue of ordinary shares	26	113
(176)	Purchase of treasury shares	(25)	(20)
(1,238)	Decrease/(increase) in net funding balances due from joint ventures	252	(735)

(1,600)	Net cash used in financing activities	(1,244)	(867)

(139)	Movement in cash and cash equivalents	(8)	(91)

Consolidated balance sheet
As at 30 June 2008

		€
As at
31 December		As at 30 June

2007		2008	2007
€m		€m	€m

	Non-current assets
2,075	Investments in joint ventures	652	1,766
	Current assets
5	Amounts due from joint ventures – other	4	4
9	Cash and cash equivalents	1	57

14		5	61

2,089	Total assets	657	1,827

	Current liabilities
9	Payables	10	8
64	Taxation	70	70

73	Total liabilities	80	78

2,016	Net assets	577	1,749

	Capital and reserves
49	Share capital issued	49	48
1,685	Paid-in surplus	1,711	1,675
(459)	Shares held in treasury (including in joint ventures)	(503)	(327)
(159)	Translation reserve	(196)	(99)
900	Other reserves	(484)	452

2,016	Total equity	577	1,749

Approved by the Combined Board of Directors, 30 July 2008.

Reed Elsevier Interim Results 2008 31

Reed Elsevier NV
Summary financial information

Consolidated statement of recognised income and expense
For the six months ended 30 June 2008

		€
Year ended
31 December		Six months ended 30 June

2007		2008	2007
€m		€m	€m

855	Profit attributable to ordinary shareholders	192	232
(45)	Share of joint ventures’ net (expense)/income recognised directly in equity	(114)	195
103	Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	27	–
	Share of joint ventures’ cumulative fair value movements on disposal of available for sale
(5)	investments	–	–
(15)	Share of joint ventures’ transfer to net profit from hedge reserve	(6)	(8)

893	Total recognised net income and expense for the period	99	419

Consolidated reconciliation of shareholders’ equity
For the six months ended 30 June 2008

		€
Year ended
31 December		Six months ended 30 June

2007		2008	2007
€m		€m	€m

893	Total recognised net income for the period	99	419
(310)	Equity dividends declared	(1,497)	(225)
124	Issue of ordinary shares, net of expenses	26	113
(230)	Increase in shares held in treasury (including in joint ventures)	(60)	(45)
34	Increase in share based remuneration reserve	14	16
40	Equalisation adjustments	(21)	6

551	Net (decrease)/increase in shareholders’ equity	(1,439)	284
1,465	Shareholders’ equity at start of period	2,016	1,465

2,016	Shareholders’ equity at end of period	577	1,749

Reed Elsevier Interim Results 2008 32

Reed Elsevier NV
Summary financial information

Notes to the summary financial information

1 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 6 to the combined financial information. The adjusted figures are derived as follows:

Earnings per share from total operations of the combined businesses

			€
Year ended 31 December			Six months ended 30 June

Profit
attributable	Basic
to ordinary	earnings per		Profit attributable to		Basic earnings
shareholders	share		ordinary shareholders		per share

2007	2007		2008	2007	2008	2007
€m	€		€m	€m	€	€

855	€1.10	Reported figures	192	232	€0.28	€0.30
(233)	€(0.30)	Share of adjustments in joint ventures	80	20	€0.12	€0.02

622	€0.80	Adjusted figures	272	252	€0.40	€0.32

Earnings per share from continuing operations of the combined businesses

			€
Year ended 31 December			Six months ended 30 June

Profit
attributable	Basic
to ordinary	earnings per		Profit attributable to		Basic earnings
shareholders	share		ordinary shareholders		per share

2007	2007		2008	2007	2008	2007
€m	€		€m	€m	€	€

855	€1.10	Reported figures	192	232	€0.28	€0.30
		Share of joint ventures’ net profit from discontinued
(252)	€(0.32)	operations	(16)	(61)	€(0.02)	€(0.08)

		Profit attributable to ordinary shareholders based
		on the continuing operations of the combined
603	€0.78	businesses	176	171	€0.26	€0.22

2 Dividends and share consolidation
On 18 January 2008, the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of €1,299m was recognised when paid.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, being the ratio of the aggregate special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) and Reed Elsevier PLC as at 12 December 2007, the date of the announcement of the special distribution. The existing R-shares of €0.60 were consolidated on a similar basis into new R-shares of €0.70.

During the six months ended 30 June 2008, the final 2007 dividend of €0.311 per ordinary share was paid, at a cost of €198m (2007: final 2006 dividend €0.304 per ordinary share; €225m). On 30 July 2008 an interim dividend of €0.114 per ordinary share (2007: interim 2007 dividend €0.114 per ordinary share) was declared by the Boards of Reed Elsevier NV. The 2008 interim dividend will be paid on the ordinary shares on 29 August 2008, with ex-dividend and record dates of 6 August 2008 and 8 August 2008 respectively. The cost of this dividend of €71m (2007 interim: €85m) will be recognised when paid.

Reed Elsevier Interim Results 2008 33

Reed Elsevier NV
Summary financial information

3 Share capital and treasury shares

Year ended
31 December				Six months ended 30 June

2007				2008	2007

Shares in				Shares in	Shares in
issue net of				issue net of	issue net of
treasury		Shares in	Treasury	treasury	treasury
shares		issue	shares	shares	shares
millions		milions	millions	millions	millions

	Number of ordinary shares
726.0	At start of period	760.3	(35.4)	724.9	726.0
–	Share consolidation	(102.1)	4.7	(97.4)	–
11.7	Issue of ordinary shares	2.4	–	2.4	10.6
(11.9)	Share repurchases	–	(2.1)	(2.1)	(1.6)
(0.9)	Net (purchase)/release of shares by employee benefit trust	–	(2.4)	(2.4)	1.3

724.9	At end of period	660.6	(35.2)	625.4	736.3

774.9	Average number of equivalent ordinary shares during the period			674.2	776.7

The average number of equivalent ordinary shares takes into account the “R” shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.

4 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €3,610m at 30 June 2008 (31 December 2007: €3,745m).

5 Acquisition of ChoicePoint, Inc.

On 20 February 2008, Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc. to acquire the company for cash. After taking into account ChoicePoint’s net debt as at 31 December 2007 of $0.6bn, the total value of the transaction is $4.1bn.

The merger is subject to customary regulatory approvals and is expected to be completed later in the year. The transaction will be financed initially through committed new bank facilities, to be later refinanced through the issuance of term debt.

Reed Elsevier Interim Results 2008 34

Additional information for
US investors

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 8 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.

Combined income statement

		$
Year ended
31 December		Six months ended 30 June

2007		2008	2007
US$m		US$m	US$m

7,356	Revenue – continuing operations	3,881	3,526
1,594	Operating profit – continuing operations	790	731
1,440	Profit before tax – continuing operations	690	607
748	Net profit from discontinued operations	71	158
2,400	Net profit attributable to parent companies’ shareholders – total operations	609	613

2,032	Adjusted operating profit – continuing operations	1,097	936
1,704	Adjusted profit attributable to parent companies’ shareholders – total operations	829	670

US$	Basic earnings per American Depositary Share (ADS) – total operations	US$	US$
$3.98	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.11	$0.99
$3.01	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$0.86	$0.80
	Adjusted earnings per American Depositary Share (ADS) – total operations
$2.87	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.60	$1.13
$2.19	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.22	$0.85

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective share of the adjusted profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 6 to the combined financial information and in note 1 to the summary financial information of each of the two parent companies.

Combined cash flow statement

		$
Year ended
31 December		Six months ended 30 June

2007		2008	2007
US$m		US$m	US$m

1,412	Net cash from operating activities – continuing operations	794	573
(610)	Net cash used in investing activities – continuing operations	(290)	(496)
(896)	Net cash (used in)/from financing activities – continuing operations	(4,460)	157
3,928	Net cash from/(used in) discontinued operations	8	(130)

3,834	(Decrease)/increase in cash and cash equivalents	(3,948)	104

1,948	Adjusted operating cash flow – continuing operations	1,030	839

Reed Elsevier Interim Results 2008      35

Additional information for
US investors

Combined balance sheet

		$
As at
31 December		As at 30 June

2007		2008	2007
US$m		US$m	US$m

10,682	Non-current assets	9,614	10,622
8,192	Current assets	3,592	3,648
682	Assets held for sale	1,634	3,170

19,556	Total assets	14,840	17,440

7,734	Current liabilities	6,398	5,952
5,702	Non-current liabilities	5,768	6,130
168	Liabilities associated with assets held for sale	822	638

13,604	Total liabilities	12,988	12,720

5,952	Net assets	1,852	4,720

Reed Elsevier Interim Results 2008 36

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed combined financial information and respective condensed parent company financial information have been prepared in accordance with IAS34 – Interim Financial Reporting as adopted by the European Union and that the interim management report herein includes a fair review of the information required by the Disclosure and Transparency Rules 4.2.7 and 4.2.8.

At the date of this statement, the directors of Reed Elsevier PLC and Reed Elsevier NV are those listed in the Reed Elsevier Annual Reports and Financial Statements 2007 with the exception of Rolf Stomberg, who retired in April 2008.

By order of the Board of Reed Elsevier PLC		By order of the Combined Board of Reed Elsevier NV
30 July 2008		30 July 2008

J Hommen	M H Armour	J Hommen	M H Armour
Chairman	Chief Financial Officer	Chairman	Chief Financial Officer

Reed Elsevier Interim Results 2008 37

Independent review report
to Reed Elsevier PLC and Reed Elsevier NV

Introduction
We have been instructed by the boards of Reed Elsevier PLC and Reed Elsevier NV to review the combined financial information, presented in condensed form, of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”) for the six months ended 30 June 2008 which comprises the combined income statement, combined cash flow statement, combined balance sheet, combined statement of recognised income and expense, combined reconciliation of shareholders’ equity and related notes 1 to 8.

We have also reviewed the summary financial information, presented in condensed form, of Reed Elsevier PLC and Reed Elsevier NV for the six months ended 30 June 2008 which comprise, respectively, the consolidated income statement, consolidated cash flow statement, consolidated balance sheet, consolidated statement of recognised income and expense, consolidated reconciliation of shareholders’ equity and the related notes 1 to 5. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to Reed Elsevier PLC and Reed Elsevier NV in accordance with International Standard on Review Engagements (United Kingdom and Ireland) 2410 as issued by the United Kingdom Auditing Practices Board, and Dutch Law. Our review work has been undertaken so that we might state to Reed Elsevier PLC and Reed Elsevier NV those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The Reed Elsevier Interim Statement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors of Reed Elsevier PLC and Reed Elsevier NV. The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Reed Elsevier Interim Statement in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority. The annual financial statements of Reed Elsevier PLC and Reed Elsevier NV are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The attached financial information has been prepared in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union.

Our responsibility
Our responsibility is to express to Reed Elsevier PLC and Reed Elsevier NV a conclusion on the accompanying financial information based on our review.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements (United Kingdom and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" as issued by the United Kingdom Auditing Practices Board, and Dutch Law. A review of interim financial information consists principally of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing and International Standards on Auditing (United Kingdom and Ireland), and Dutch Law, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted in the European Union and the Transparency and Disclosure Rules of the United Kingdom’s Financial Services Authority.

Deloitte & Touche LLP Chartered Accountants and Registered Auditor London United Kingdom 30 July 2008	Deloitte Accountants BV JPM Hopmans Amsterdam The Netherlands 30 July 2008

Reed Elsevier Interim Results 2008 38

Investor information
Financial calendar

2008

31 July	PLC	Announcement of interim results for the six months to 30 June 2008
NV

6 August	PLC	Ex-dividend date – 2008 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
	NV	and ADRs

8 August	PLC	Record date – 2008 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and
	NV	ADRs

29 August	PLC	Payment date – 2008 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
NV

5 September	PLC	Payment date – 2008 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
NV

13 November	PLC	Interim management statement issued in relation to the 2008 financial year
NV

2009

19 February	PLC	Announcement of Preliminary Results for the year to 31 December 2008
NV

21 April	PLC	Annual General Meeting – Reed Elsevier PLC, London

22 April	NV	Annual General Meeting – Reed Elsevier NV, Amsterdam

30 July	PLC	Announcement of interim results for the six months to 30 June 2009
NV

Listings

Reed Elsevier PLC	Reed Elsevier NV

London Stock Exchange	Euronext Amsterdam
Ordinary shares (REL) – ISIN No. GB00B2B0DG97	Ordinary shares (REN) – ISIN No. NL0006144495

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RUK) – CUSIP No. 758205207	American Depositary Shares (ENL) – CUSIP No. 758204200
Each ADR represents four ordinary shares	Each ADR represents two ordinary shares

Reed Elsevier Interim Results 2008 39

Investor information

Contacts

Reed Elsevier PLC	Reed Elsevier NV	Reed Elsevier PLC and Reed Elsevier NV
1-3 Strand	Radarweg 29	ADR Depositary
London WC2N 5JR	1043 NX Amsterdam	The Bank of New York Mellon
United Kingdom	The Netherlands	Shareholder Services
Tel: +44 (0) 20 7930 7077	Tel: +31 (0) 20 485 2222	PO Box 358516
Fax: +44 (0) 20 7166 5799	Fax: +31 (0) 20 618 0325	Pittsburgh, PA 15252-8516
USA
Tel: +1 888 269 2377
+1 201 680 6825 (outside the US)
email: shrrelations@bnymellon.com
www.adrbny.com

Auditors
Deloitte & Touche LLP	Deloitte Accountants B.V.
2 New Street Square	Orlyplein 50
London EC4A 3BT	1043 DP Amsterdam
United Kingdom	The Netherlands

Stockbrokers		Reed Elsevier PLC Registrar
JP Morgan Cazenove Limited	ABN AMRO Bank NV	Equiniti Limited
20 Moorgate	Gustav Mahlerlaan 10	Aspect House
London EC2R 6DA	1082 PP Amsterdam	Spencer Road
United Kingdom	The Netherlands	Lancing
West Sussex
UBS Investment Bank		BN99 6DA
1 Finsbury Avenue		United Kingdom
London EC2M 2PP		Tel: 0871 384 2960 (calls charged at 8p per
United Kingdom		minute from a BT landline, other telephony
providers costs may vary)
+44 121 415 7047 (non-UK callers)
www.shareview.co.uk

For further investor information visit:

www.reedelsevier.com
This announcement is available on the Reed
Elsevier website. Copies are available to the public
from the registered offices of the respective
companies shown above.